UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2017

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

January 26, 2017

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411 (Tokyo Stock Exchange (First Section))

Announcement regarding Revision of the Comprehensive Strategic Business Alliance with Credit Saison Co., Ltd.

Mizuho Bank, Ltd. (MHBK; President and CEO: Nobuhide Hayashi) and UC Card Co.,Ltd. (UC Card; President and CEO: Nobuaki Kitajima), which are consolidated subsidiaries of Mizuho Financial Group, Inc., have revised the Comprehensive Strategic Business Alliance Agreement on December 24, 2004 with Credit Saison Co.,Ltd. (Credit Saison; President and CEO: Hiroshi Rinno) and Qubitous Co., Ltd. (Qubitous; President and CEO: Haruhisa Kaneko) by entering into an Agreement for Modification to the Comprehensive Strategic Business Alliance Agreement and the Associated Agreements.

1.	Purpose of the revision

Since MHBK concluded the Comprehensive Strategic Business Alliance Agreement, there have been various changes and developments in the credit card industry. In consideration of this business environment, it was determined that a revision would better enable all parties to remain competitive and grow their businesses.

2.	Outline of the revision of the Comprehensive Strategic Business Alliance

Under the previous agreement, Credit Saison mainly handled credit-card issuing business and UC Card mainly handled credit-card acquiring business and they collaborated with one another to form a unified operation. Under the modified agreement, both companies will develop their own respective issuing business and acquiring business.

In maintaining our mutually beneficial partnership with Credit Saison, we will continue to work together in the following areas in the same manner as before:

•	Mizuho Mileage Club Card <<Saison>> which is a joint business of MHBK and Credit Saison

•	Expansion of processing business and the development of a next-generation IT system by Qubitous, which is a joint-processing company

3.	Financial results outlook

This revision will not have a significant effect on either consolidated or unconsolidated financial results for the current term.

Inquires

Corporate Communications Department

TEL : +81-3-5224-2026